FOR IMMEDIATE RELEASE:                              NEWS
November 18, 1997                                   Nasdaq National Market/AVRT
                                                    http://www.avert.com


                AVERT, INC. ANNOUNCES THE RELEASE OF AVERTNET 1.4
                     An Internet, online, order entry system


FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced that the first phase of its software development project, Advanced Systems for Applicant Processing (ASAP), has been completed with the release of AvertNet 1.4.

AvertNet continues Avert's drive to be the most easy to use, easy to access background checking service in the workld. AvertNet is an Internet based, online, order entry system that provides Avert customers with an interactive easy to use interface AvertNet 1.4 extends Avert's access to a substantial base of new customers by releasing our Microsoft Internet Explorer 4.0 version and a new Reseller/Partner platform. Resellers and partners can use the AvertNet platform to manage their customers' interface with Avert. AvertNet 1.4 also helps make it easier for Resellers working with Avert to comply with Fair Credit Rerporting Act requirements.

Avert services are within reach of millions of businesses and customers through four primary features:

         Internet Access
         Integration with Microsoft's Internet Explorer
         Extended Connectivity
         Greater Outsourcing Capabilities

AvertNet uses HTML and JAVA scripting to provide Avert customers with a windows style environment. The screens are developed using "customer friendly" techniques so that they are easy to use. Our goal was to ensure that any of our customers would feel comfortable placing an order within the first few minutes of installation. A summary of the key features are as follows:



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         Navigation
         Intuitive
         Process Management
         Regulations Support
         Help
         Work Management
         Approval and Review
         Cost Tracking
         Cost Controls

Once an order is entered, it can be retrieved online. The AvertNet "Delivery Manager" is designed to provide the ability to manage order retrieval in a way that fits the needs of businesses and customers.

In the last several months, Avert has begun working with key business partners such as Radio Shack to leverage the AvertNet system to implement a nationwide roll-out of Avert services. In addition, AvertNet is a key element in our current pilot project with ADP.

With the completion of AvertNet 1.4, Avert moves onto the second phase of the ASAP project. Phase 2, which is scheduled to be completed 1st quarter of 1998. Phase 2 completes the conversion of all Avert processing and focuses on:

         Rapid introduction of new products Cost reduction through internal process improvements Increased customization, and Extended connectivity to Human Resources and Payroll software system.

Through its headquarters in Fort Collins, Avert is an information services company that provides thousands of employment background checks daily to employers nationwide. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education verification, and social security number validation.

                                    Contact:

Avert, Inc.                         970/484-7722
Investor Relations